NOMAD ANNOUNCES PRELIMINARY Q2 2021 DELIVERIES AND PROVIDES ASSET UPDATES

Montreal, Québec – July 16, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	OTCQX:NSRXF

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce its preliminary gold and silver deliveries and sales from its royalty and stream interests for the second quarter of 2021:

	Deliveries/Sales (ounces)
	Q1 2021	Q2 2021	YTD 2021
Gold - Premier Gold Prepay Loan	900	—	900
Gold - Stream Interests	1,956	1,934	3,890
Gold - Stream Interests (supplement related to the minimum annual delivery)	1,998	—	1,998
Gold - Royalty Interests(1) (received in cash)	175	220	395
Silver - Stream Interests	37,338	28,848	66,186

Gold equivalent ounces(1)(2)	5,575	2,577	8,152
The Company realized preliminary revenues(3) of $4.6 million and $14.2 million for the three and six-month periods ended June 30, 2021, respectively, resulting in preliminary cash operating margin(3)(4) of $4.0 million and $11.9 million, respectively. Additionally, following the acquisition of the interest in Compania Minera Caserones (“CMC”) in May 2021, the Company estimates the gross dividend to be received in connection with CMC’s Q2 2021 activities to approximate $0.4 million, reflecting two months since the economic effective date. For further clarity, numbers related to CMC are not included in the deliveries/sales table above.
Notes:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including gold equivalent ounces, cash operating margin and cash costs of gold and silver sold. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
(1)Preliminary gold ounces from royalty interests consist of gold equivalent ounces of cash settled amounts for the RDM and Moss net smelter return royalties.

(2)The Company's royalty and stream revenues are converted to gold equivalent ounces by dividing the gold royalty and stream revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing the gold royalty revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
(3)The financial information disclosed in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.
(4)Cash operating margin is calculated by subtracting the cash cost of gold and silver sold from revenues. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
Preliminary Q2 2021 deliveries were lower than Q1 2021, mainly as of result of lower production from the Bonikro gold mine and the Mercedes mine. Additionally, Q1 2021 deliveries included the annual supplemental delivery related to the minimum annual silver delivery from the Mercedes mine, accounting for 1,998 gold ounces.
During the second quarter of 2021, there have been many positive updates from Nomad’s streams and royalties. In particular, Nomad highlights the announcements by Barrick Gold Corporation (“Barrick”) regarding the progression and potential initial production timeline at Robertson. In addition, Artemis Gold Inc. and Troilus Gold Corp. raised in excess of C$580 million to further advance the Blackwater project in British Columbia, and the Troilus gold project in Québec. Additionally, during the quarter, Nomad released an inaugural NI 43-101 technical report on the Blyvoor gold mine, detailing a 22-year mine life. Nomad is very encouraged from the operational progress at the Blyvoor gold mine and expects to see significant growth from the asset over the next quarters. The strategic process at the Woodlawn mine is still underway. On July 15, 2021, the operator has entered voluntary administration as it continues to seek a path to effect a restructuring and recapitalisation and ultimately restarting the Woodlawn mine.
ASSET UPDATES AND RECENT DEVELOPMENTS:
ROBERTSON RISING WITHIN CORTEZ MINE COMPLEX
At the Cortez Mine Complex, growth activities in respect to the Robertson property are progressing. On May 25, 2021, Barrick discussed the progression of the Robertson deposit in detail during its annual Nevada Gold Mines Investor Day.
As per Barrick, Robertson is currently being qualified as an Emerging Tier Two Gold Asset, defined as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Several positive milestones are upcoming, with the Notice of Intent planned for the second quarter of 2022, a Record of Decision for the second quarter of 2023, and most significant to Nomad, initial production during the fourth quarter of 2024, subject to permitting. A pre-feasibility study is currently being prepared with respect to the development of Robertson. It is expected that equipment and manpower from the Cortez operation will be transferred to Robertson once the Crossroads

Open Pit mine is completed. The leach grade ore is to be processed through a High-Pressure Grinding Roll (HPGR) Crusher and the higher grades processed at the existing Pipeline oxide mill.
On the exploration front, Barrick stated that upside has been identified within the current surface oxide deposit at Robertson, and that additional material in the range of 50 to 60 million tonnes at grades between 0.3 g/t and 0.5 g/t gold could be projected at or near surface. Additionally, a new mineralized structure at Robertson parallel to the main ore controlling structure had been defined. Additionally, the corridor between Robertson and the existing Pipeline operation has been identified as an area of strong interest for deep exploration. This represents a seven kilometer trend with the potential for larger multimillion ounce deposits. There are currently five areas of interest within this corridor.
MINING OPERATIONS CONTINUE TO RAMP UP AT BLYVOOR
The Blyvoor gold mine operation continues to steadily gain momentum and deliveries will be expected at regular intervals as the mine ramps up to full production capacity by Q1 2022. A technical report was released on June 28, 2021, outlining a 22-year life of mine based on mineral reserves of 5.5 million ounces of gold in proven & probable mineral reserves (18.84Mt at 9.09g/t Au). The report also outlined an average annual gold production of 242,000 ounces of gold at an average all in sustaining cost of US$570 per ounce over the life of the mine. Additionally, the report outlined 11.37 million oz of gold in measured & indicated mineral resources (50.08Mt at 7.06g/t Au) inclusive of Mineral Reserves and 11.29 million oz of gold in inferred mineral resources (79.77Mt at 4.40 g/t Au).
BONIKRO COMMENCES STRIPPING ACTIVITIES AT PB5
Quarterly deliveries from the Bonikro mine were 968 ounces of gold. While production came mainly from the Hire pits, Bonikro-PB5 development activities were initiated. As such, mining equipment was received, site preparation and dewatering activities are now ongoing, and stripping activities were commenced. Quarterly production was mainly impacted by a May shutdown and early works at Bonikro-PB5.
BARRICK DRILLING AT SOUTH ARTURO MINE
At the South Arturo mine, Barrick initiated an 8,000 meter drill program planned for the year, focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine target. An updated mineral reserve and resource estimate is expected during the second half of 2021. The development of a ramp to access the deeper mineralization at El Nino is under way and is expected to be completed in Q1 2023. Production of orebodies accessed from the ramp is expected to begin in Q2 2022.

TROILUS CONTINUES SUCCESSFUL EXPLORATION PROGRAM
At the Troilus gold project, over 69,300m have been drilled since the 2020 resource estimate cut-off (as of June 4, 2021), an updated mineral resource and inaugural reserve expected in the second half of 2021. Recent exploration results have considerably extended the western footprint of the J Zone and the Southwest Zone towards the northeast. Troilus Gold Corp. (“Troilus Gold”) continues to drill at a rate of 10,000m per month. During the second quarter, Troilus Gold completed C$45 million in equity financing in order to continue its exploration program and advance pre-feasibility works at the project. Troilus Gold also appointed Mr. Richard Harrisson as Chief Operating Officer, a mining industry veteran who brings a wealth of experience in mine engineering, construction and operations having held senior positions at some of Canada’s premier operations over the last 20 years. Most recently, Mr. Harrisson served as Director of Project Evaluations at Canadian Malartic where he oversaw the engineering and pre-development of the $1.7 billion Odyssey Project from conception through to the current construction.
BLACKWATER CONTINUES TO ADVANCE TOWARDS CONSTRUCTION DECISION
At the Blackwater gold project, on May 25, 2021, Artemis Gold Inc. (“Artemis Gold”) completed a C$171 million equity financing, the proceeds of which will be used to make a final cash acquisition payment, and to fund permitting and development costs for the project. As it continues to advance the project, Artemis Gold announced on May 27, 2021 that it had signed an impact benefits agreement with Nazko First Nation. On June 22, 2021, Artemis Gold announced the final results of grade control drilling of high-grade near surface mineralization. The program consisted of 561 holes and 33,216m of reverse circulation drilling, which commenced in mid-November 2020 and concluded at the end of March 2021, one month ahead of schedule.
On July 15, 2021, Artemis Gold announced the approval of Mines Act Permit M-246 allowing for early construction works at the Blackwater gold project. The approval of the early works permit is the first step required for mine construction, allowing for the necessary site preparation and land clearing work to begin.
MOSS REVEALS CONSIDERABLE EXPLORATION GROWTH POTENTIAL
At Moss, Northern Vertex Mining Corp. (“Northern Vertex”) completed a pad expansion and had considerable resource expansion drilling success, some of the recent intercepts included, 36.58m of 1.46 g/t Au and 35.1 g/t Ag, 30.85m of 1.65 g/t Au and 34.25 g/t Ag, 21.34m of 1.98 g/t Au and 23.75 g/t Ag, 28.96m of 2.28 g/t Au and 28.84 g/t Ag and, 9.15m of 4.90 g/t Au and 57.18 g/t Ag (refer to Northern Vertex’s corporate presentation dated July 13, 2021). The resource expansion drilling is focused on intra and near mine opportunities for resource expansion, potential resource expansion exists down dip and along strike from existing operation. The Geological model was rebuilt from February to July 2021 in order to identify opportunities and issues. Following the review, Northern Vertex observed that numerous infill drill holes stopped short of the gold vein creating artificial gaps in the resource. Significant opportunities exist to positively impact the resource and mine plan, which will be incorporated into future drill programs and in Northern Vertex’s 2022 resource update.

NOTICE OF Q2 2021 RESULTS RELEASE
The Company expects to release its results for the second quarter of 2021 on July 28, 2021, after market close.
QUALIFIED PERSON
Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.

CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the amount of dividend to be received by the Company from CMC; the timing for the completion of certain milestones on Robertson, including the initial annual production; the anticipated addition of deliveries from the Blyvoor Gold Mine; the expected life of the Blyvoor Mine, its annual production; the amount of ounces of gold in : (i) proven and probable mineral reserves, (ii) measured & indicated mineral resources, including mineral reserves, and (iii) inferred mineral resources mineral reserves, on the Blyvoor Gold Mine; the progress on the ramping-up of the Blyvoor Mine, including the timing to reach full production capacity; the advancement and development of the Blackwater gold project, the Troilus gold project and the potential resource expansion at Moss, and the impact and benefit Nomad will receive from its streams and royalties on the foregoing assets; and the timing of the strategic process or voluntary administration at Woodlawn, including the outcome of such strategic process and voluntary administration for Nomad. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.